SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ambrx Biopharma Inc.
(Name of Issuer)

Ordinary Shares, without par value
(Title of Class of Securities)

02290A102**
(CUSIP Number)

Abhishek Trehan

Darwin Global Management, Ltd.

Whiteley Chambers, Don Street

St. Helier, Y9 JE2 4TR

+44 2045 264400

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 02290A102 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the New York Stock Exchange under the symbol "AMAM." Each ADS represents 7 Ordinary Shares

CUSIP No. 02290A102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Darwin Global Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.5%
12	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 02290A102	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Dr. Abhishek Trehan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 02290A102	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Darwin Global Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 108,986,059 Ordinary Shares (represented by 15,569,437 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 108,986,059 Ordinary Shares (represented by 15,569,437 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,986,059 Ordinary Shares (represented by 15,569,437 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 02290A102	SCHEDULE 13D	Page 6 of 8 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported herein were purchased with working capital of the Master Fund in open market purchases, except as indicated otherwise in this Schedule 13D.

The aggregate purchase price of the 116,820,452 Ordinary Shares (represented by 16,688,636 ADSs) reported herein is $122,193,074.92.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 27, 2023, the transactions contemplated by the Purchase Agreement (as described in Amendment No. 1 to the Schedule 13D filed on May 25, 2023) closed.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 424,294,455 Ordinary Shares outstanding which is the sum of (i) 386,606,014 Ordinary Shares outstanding as of May 8, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 11, 2023 and (ii) 37,688,441 Ordinary Shares represented by the ADS issued pursuant to the Purchase Agreement.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own.

CUSIP No. 02290A102	SCHEDULE 13D	Page 7 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as set forth in Item 4, no transactions in the ADSs or Ordinary Shares have been effected by any Reporting Person during the past sixty (60) days.

CUSIP No. 02290A102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

DARWIN GLOBAL MANAGEMENT, LTD.

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer

/s/ Dr. Abhishek Trehan
DR. ABHISHEK TREHAN

DARWIN GLOBAL Master fund, LTD.
By: DARWIN GLOBAL MANAGEMENT, LTD, its investment manager

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer